Exhibit 99.102

WonderFi Announces Closing of Landmark Bitbuy Acquisition

Vancouver, British Columbia--(Newsfile Corp. - March 25, 2022) - WonderFi Technologies Inc. (NEO: WNDR) (OTC Pink: WONDF) (WKN: A3C166) (FTX: WNDR) (the "Company" or "WonderFi") today announced that it has closed the previously announced acquisition (the "Acquisition") of First Ledger Corp., ("FLC") the parent company of Bitbuy Technologies Inc. ("Bitbuy"), a leading cryptocurrency platform and the first approved crypto marketplace in Canada.

On Friday, March 25 at 11:00AM Eastern Time, the NEO Exchange will host a live event with Ben Samaroo, CEO of WonderFi, Michael Arbus, CEO of Bitbuy and Kevin O'Leary, strategic investor in WonderFi, to discuss the landmark acquisition and future plans of WonderFi. To register for the event, please visit: https://bit.ly/3wjKXIj.

Michael Arbus, CEO of Bitbuy commented: "The combination of Bitbuy, Canada's largest approved crypto trading marketplace, and WonderFi's decentralized product line-up creates an innovative experience for our Clients, and a globally competitive platform, positioned to enter new markets."

"The integration of WonderFi and Bitbuy is a huge step forward in our mission of democratizing finance through easy and secure access to DeFi and crypto," said Ben Samaroo, CEO of WonderFi. "A licensed marketplace serves as a crucial gateway to the digital asset economy, and facilitates a robust end-to-end, unified client experience."

Kevin O'Leary, globally renowned investor, ambassador and strategic advisor to WonderFi commented: "This is a combination of two management teams with excellent executional skills that now have the bandwidth, assets and licenses to provide an institutional grade compliant crypto platform to investors interested in exposure to centralized and decentralized financial services."

Key Transaction Benefits

•	WonderFi now owns Canada's largest approved crypto marketplace, and one of fastest growing crypto platforms.

•	This transaction diversifies WonderFi's business lines to now including a regulated crypto marketplace, OTC business and liquidity provider which services retail, corporate and institutional clients.

•	WonderFi has now further vertically integrated its business, introducing a strong front-end business line and enabling licensed fiat on-ramp and other features amidst growing market demand.

•	Bitbuy's over 400,000 registered users are now a part of the growing WonderFi ecosystem, bringing over $455 million of assets under custody as at December 31, 2021.

•	The combined company, with over 120 on staff, will be exclusively focused on introducing new features, offerings and functionality, creating Canada's largest talent pool of crypto tech professionals.

•	The combination of two experienced Canadian teams will bring material revenue and cost synergies through user base integration, cross-selling services and a combined global offering with new innovative products.

•	With the capital markets expertise of seasoned advisors such as Kevin O'Leary, the company is positioned to expand beyond the Canadian borders and is targeting expansions into other high growth markets.

Transaction Details

Under the terms of the Acquisition, among other things, the Company acquired all of the issued and outstanding shares of FLC. The consideration paid to former shareholders of FLC consisted of 70 million newly issued common shares of WonderFi, most of which were subject to certain lock-up requirements, $20 million in upfront cash and $30 million in deferred cash via a vendor-takeback note due in 12 months, which is subject to a working capital adjustment. A portion of the deferred cash was included in the upfront cash payment pursuant to the terms of the definitive agreement with respect to the Acquisition, available on the Company's SEDAR profile at www.sedar.com.

Other Matters

The Company will issue 450,000 Common Shares to each of LDL Corp. and O'Leary Productions Ltd. for strategic growth, merger and acquisition and capital market advisory services provided to the Company and 100,000 Common Shares to Nancy Cheung for public relations and media advisory services, through the period ending July 31, 2022.

In a press release dated February 4, 2022, the Company announced that certain officers and directors of the Company intended to sell an aggregate of 500,000 Common Shares, on a block trade, prospectus- exempt basis, for total gross proceeds to the Selling Shareholders of $1.2 million. The officers and directors decided not to proceed with such sale, and accordingly no sale of shares occurred.

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact: press@wonder.fi

Bitbuy Technologies Inc.

Dean Skurka, President

dean@bitbuy.ca

Media Contact: binu.koshy@bitbuy.ca

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to digital assets through compliant centralized and decentralized platforms. WonderFi has a multi-pronged business strategy which includes a high-growth consumer finance app which will serve as a trusted gateway to the new financial system, and a digital asset portfolio which consists of leading crypto and DeFi assets. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital and Hut 8. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access DeFi in a simple, smart and secure way. For more information, visit www.wonder.fi.

ABOUT BITBUY

Bitbuy is a Canadian owned and operated digital asset marketplace, and the first licensed crypto marketplace in Canada. Bitbuy's mission is to provide its clients the best global prices, the deepest liquidity, and the most digital asset products in Canada with a convenient, dependable, and secure platform. Bitbuy is proudly registered as a restricted dealer and is Canada's first registered digital asset marketplace in Canada. Bitbuy's head office is in downtown Toronto, with over 85 employees. In addition to its registration as a Marketplace and Restricted Dealer, Bitbuy is also registered with FINTRAC as a Money Services Business under the Virtual Asset Service Provider category. Bitbuy was founded in 2016 and is currently one of Canada's largest cryptocurrency platforms by trading volume. Bitbuy offers crypto trading services to beginners, advanced traders, and corporations making it The crypto destination of investors.TM

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words, and includes the appointment of certain board members of Bitbuy and the timing of the conference call.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward- looking information and statements are the following: the inability of the Company and Bitbuy to integrate successfully such that the anticipated benefits of the transaction are realized; the inability of the Company to work effectively with strategic investors; and material adverse changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that term is defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/118112